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SECURITI[...]ISSION
Washington, D.C. 20549

SECTION PROCESSING RECEIVED MAR 1 1 2002 WASH. D.C. 354 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A. CH. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3033 South Kettering Blvd., Suite 300
(No. and Street)

Dayton	OH	45439
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. David Swigart, Controller — 937-296-4096
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flagel, Huber, Flagel & Co.
(Name — *if individual, state last, first, middle name*)

3400 South Dixie Drive	Dayton	OH	45439-2304
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, P. David Swigart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. CH. Securities, Inc., as of December 31, ~~19~~XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

____
Signature

Controller
____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLAGEL,
HUBER,
FLAGEL & CO.

Dayton
3400 South Dixie Drive
Dayton, Ohio 45439-2304
(937) 299-3400
FAX (937) 293-5481
E Mail: info@fhf-cpa.com

Cincinnati
8520 E. Kemper Road, Suite 7
Cincinnati, OH 45249-3700
(513) 489-1710
FAX: (513) 489-2326
E Mail: info@fhf-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
A. CH. Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of A. CH. Securities, Inc. (the "Company"), for the years ended December 31, 2001 and 2000, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flagel, Huber, Flagel & Co.
Certified Public Accountants

Dayton, Ohio

January 22, 2002

A. CH. SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001 AND 2000

A. CH. SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2001 AND 2000

FLAGEL,
HUBER,
FLAGEL & CO.

Dayton
3400 South Dixie Drive
Dayton, Ohio 45439-2304
(937) 299-3400
FAX (937) 293-5481
E Mail: info@fhf-cpa.com

Cincinnati
8520 E. Kemper Road, Suite 7
Cincinnati, OH 45249-3700
(513) 489-1710
FAX: (513) 489-2326
E Mail: info@fhf-cpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
A. CH. Securities, Inc.

We have audited the accompanying statements of financial condition of A. CH. Securities, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. CH. Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flagel, Huber, Flagel & Co
Certified Public Accountants

Dayton, Ohio

January 22, 2002

A. CH. SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
Cash	$ 115,704	$ 104,404
Commissions receivable	65,275	10,953
Accounts receivable, related parties	182,305	161,940
Prepaid expenses	15,526	36,835
TOTAL ASSETS	$ 378,810	$ 314,132
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 22,850	$ 24,893
Accrued payroll and commissions	24,749	29,060
TOTAL LIABILITIES	$ 47,599	$ 53,953
Stockholder's equity:		
Common stock, no par value, 25,000 shares authorized, issued and outstanding at $ .10 per share	$ 2,500	$ 2,500
Additional paid-in capital	80,000	80,000
Retained earnings	248,711	177,679
TOTAL STOCKHOLDER'S EQUITY	$ 331,211	$ 260,179
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 378,810	$ 314,132

The accompanying notes are an integral part of these statements.

A. CH. SECURITIES, INC.

STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,			
	2001		2000	
	AMOUNT	% TO REVENUES	AMOUNT	% TO REVENUES
REVENUES				
Commissions	$ 1,210,498	100.0 %	$ 1,567,770	100.0 %
EXPENSES				
Commission expense	$ 557,183	46.0 %	$ 644,988	41.1 %
Employee compensation and benefits	62,077	5.1	74,035	4.7
Payroll taxes	4,543	0.4	4,681	0.3
Office expense	451	0.1	5,306	0.3
Professional fees	6,355	0.5	21,012	1.3
Management fees	415,813	34.5	559,487	35.8
Communications and data processing	6,262	0.5	39,999	2.6
Licensing and permits	14,765	1.2	20,604	1.3
Clearance fees	9,951	0.8	12,318	0.8
Advertising and promotion	25	0.0	10,000	0.6
Bad debt expense	0	0.0	2,551	0.2
Insurance expense	26,942	2.2	14,892	0.9
Other expenses	7,526	0.6	7,402	0.5
TOTAL EXPENSES	$ 1,111,893	91.9 %	$ 1,417,275	90.4 %
INCOME BEFORE INCOME TAXES	$ 98,605	8.1 %	$ 150,495	9.6 %
PROVISION FOR INCOME TAXES	27,573	2.3	50,590	3.2
NET INCOME	$ 71,032	5.9 %	$ 99,905	6.4 %
EARNINGS PER SHARE	$ 2.84		$ 3.99	

The accompanying notes are an integral part of these financial statements.

A. CH. SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - December 31, 1999	$ 2,500	$ 80,000	$ 77,774	$ 160,274
Net income	0	0	99,905	99,905
Balance - December 31, 2000	$ 2,500	$ 80,000	$ 177,679	$ 260,179
Net income	0	0	71,032	71,032
Balance - December 31, 2001	$ 2,500	$ 80,000	$ 248,711	$ 331,211

The accompanying notes are an integral part of these statements.

A. CH. SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 71,032	$ 99,905
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (increase) in operating assets:		
Commissions receivable	$ (54,322)	$ 69,198
Accounts receivable, related parties	(20,365)	(157,093)
Prepaid expenses	21,309	(7,175)
Increase (decrease) in operating liabilities:		
Accounts payable	(2,043)	5,422
Accrued payroll and commissions	(4,311)	(39,666)
TOTAL ADJUSTMENTS	$ (59,732)	$ (129,314)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ 11,300	$ (29,409)
CASH – beginning of year	104,404	133,813
CASH – end of year	$ 115,704	$ 104,404

The accompanying notes are an integral part of these statements.

A. CH. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

A. CH. Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Nevada Corporation that is a wholly-owned subsidiary of A. C. Group, Inc. (Parent).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

For purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $25 and $10,000 in 2001 and 2000, respectively.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

A. CH. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

No allowance for doubtful accounts is deemed necessary at December 31, 2001 and 2000. Management represents that all accounts receivable balances are collectible.

Reclassifications

Certain reclassifications have been made to the 2000 financial statements to conform to the classifications used in 2001.

2. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with A. C. Group, Inc. (Parent). The agreement requires the Company to pay the parent the monthly sum of $10,000 in consideration of rent, utilities, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general administrative and office expenses paid on behalf of the Company, plus 75% of monthly net income. In the event the accrual or payment should cause a net capital violation, the Parent may at its option, agree to waive all or any portion of such payment and liability. No such net capital violation occurred for the years ended December 31, 2001 and 2000. Management fees amounted to $415,813 and $559,487 in 2001 and 2000, respectively.

The Parent owes the Company $182,305 and $161,940 for inter-company transactions at December 31, 2001 and 2000, respectively. These amounts are included in the Company's accompanying statements of financial condition.

3. INCOME TAXES

The provision for income taxes consists of the following:

	FOR THE YEARS ENDED DECEMBER 31, 2001	2000
Federal income tax currently payable	$ 18,789	$ 36,415
State income tax currently payable	7,058	11,541
Local income tax currently payable	1,726	2,634
Total provision for income taxes	$ 27,573	$ 50,590

4. EARNINGS PER SHARE

Earnings per share of common stock was computed by dividing net income by the weighted average number of common shares outstanding for the years ended December 31, 2001 and 2000 (25,000 shares).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $133,380 and $61,404, respectively, which was $83,380 and $11,404, respectively, in excess of its required net capital of $50,000.

6. COMMITMENTS AND CONTINGENCIES

The Company is involved in certain legal matters, the outcome, of which, is uncertain at December 31, 2001. It is the opinion of management that the ultimate outcome of these matters will not have a material effect on the Company's financial statements.

Schedule I

A. CH. SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

	DECEMBER 31, 2001	DECEMBER 31, 2000
NET CAPITAL		
Total stockholder's equity	$ 331,211	$ 260,179
Deductions and/or charges:		
Nonallowable assets:		
Receivable from parent	182,305	161,940
Prepaid expenses	15,526	36,835
Total deductions and/or charges	$ 197,831	$ 198,775
Net capital	$ 133,380	$ 61,404
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 22,850	$ 24,893
Accrued expenses	24,749	29,060
Total aggregate indebtedness	$ 47,599	$ 53,953
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 83,380	$ 11,404
Excess net capital at 1500%	$ 130,207	$ 57,807
Excess net capital at 1000%	$ 128,620	$ 56,008
Ratio: Aggregate indebtedness to net capital	0.36 to 1	0.88 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31)

	2001	2000
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 135,781	$ 61,404
Audit adjustment to record additional commissions revenue	0	0
Audit adjustment to record less administrative expense	(2,401)	0
Net capital per above	$ 133,380	$ 61,404